GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2007-QO5
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	08/30/2007
	First Distribution Date:	09/25/2007
5. Other Income Detail	Determination Date:	09/21/2007
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	09/25/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Record Date:	
	Book-Entry:	09/24/2007
8. Collateral Summary	Definitive:	08/31/2007
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	Telephone:	818-260-1628
16. Overcollateralization Summary	Pool(s) :	40557
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO5

September 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A	74924AAA3	211,418,000.00	211,418,000.00	6.54300000	404,174.92	1,152,756.65	1,556,931.57	0.00	0.00	0.00	211,013,825.08
M-1	74924AAB1	7,932,000.00	7,932,000.00	7.50750000	0.00	43,007.97	43,007.97	0.00	0.00	0.00	7,932,000.00
M-2	74924AAC9	6,155,000.00	6,155,000.00	7.50750000	0.00	33,372.92	33,372.92	0.00	0.00	0.00	6,155,000.00
M-3	74924AAD7	3,196,000.00	3,196,000.00	7.50750000	0.00	17,328.98	17,328.98	0.00	0.00	0.00	3,196,000.00
M-4	74924AAE5	1,184,000.00	1,184,000.00	7.50750000	0.00	6,419.75	6,419.75	0.00	0.00	0.00	1,184,000.00
M-5	74924AAF2	1,302,000.00	1,302,000.00	7.50750000	0.00	7,059.55	7,059.55	0.00	0.00	0.00	1,302,000.00
SB	74924AAG0	5,564,241.10	5,564,241.10	0.00000000	586.93	223,001.79	223,588.72	0.00	0.00	0.00	5,563,654.17
R-I	74924AAH8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74924AAJ4	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74924AAK1	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**236,751,241.10**	**236,751,241.10**		**404,761.85**	**1,482,947.61**	**1,887,709.46**	**0.00**	**0.00**	**0.00**	**236,346,479.25**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QO5

September 25, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A	74924AAA3	1,000.00000000	1.91173372	5.45250002	7.36423375	0.00000000	0.00000000	998.08826628
M-1	74924AAB1	1,000.00000000	0.00000000	5.42208396	5.42208396	0.00000000	0.00000000	1,000.00000000
M-2	74924AAC9	1,000.00000000	0.00000000	5.42208286	5.42208286	0.00000000	0.00000000	1,000.00000000
M-3	74924AAD7	1,000.00000000	0.00000000	5.42208385	5.42208385	0.00000000	0.00000000	1,000.00000000
M-4	74924AAE5	1,000.00000000	0.00000000	5.42208615	5.42208615	0.00000000	0.00000000	1,000.00000000
M-5	74924AAF2	1,000.00000000	0.00000000	5.42208141	5.42208141	0.00000000	0.00000000	1,000.00000000
SB [1]	74924AAG0							
R-I	74924AAH8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74924AAJ4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74924AAK1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	99.82903496%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A	08/01/2007	08/31/2007	30/360	211,418,000.00	6.54300000	1,152,756.65	0.00	0.00	0.00	0.00	1,152,756.65	0.00
M-1	08/30/2007	09/24/2007	Actual/360	7,932,000.00	7.50750000	43,007.97	0.00	0.00	0.00	0.00	43,007.97	0.00
M-2	08/30/2007	09/24/2007	Actual/360	6,155,000.00	7.50750000	33,372.92	0.00	0.00	0.00	0.00	33,372.92	0.00
M-3	08/30/2007	09/24/2007	Actual/360	3,196,000.00	7.50750000	17,328.98	0.00	0.00	0.00	0.00	17,328.98	0.00
M-4	08/30/2007	09/24/2007	Actual/360	1,184,000.00	7.50750000	6,419.75	0.00	0.00	0.00	0.00	6,419.75	0.00
M-5	08/30/2007	09/24/2007	Actual/360	1,302,000.00	7.50750000	7,059.55	0.00	0.00	0.00	0.00	7,059.55	0.00
SB	08/01/2007	08/31/2007	30/360	5,564,241.10	0.00000000	0.00	0.00	0.00	0.00	223,001.79	223,001.79	0.00
Deal Totals				**236,751,241.10**		**1,259,945.82**	**0.00**	**0.00**	**0.00**	**223,001.79**	**1,482,947.61**	**0.00**

GMAC RFC

Current Index Rates

Index Type	Rate	Classes
DB 12MTA 15 DAY LB	5.00500000	A
BTLIB TEL 25 -2BD	5.50500000	M-1, M-2, M-3, M-5, M-4

Current Months LIBOR: 5.5075%
Current Months MTA: 4.983%

Net Deferred Interest Amount: $0.00

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	19,996.81	203,591.91	223,588.72
Deal Totals	**19,996.81**	**203,591.91**	**223,588.72**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation Subservicer	Compensation Master Servicer	Advances Subservicer	Advances Master Servicer	Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)								
Deal Totals	**472.59**	**472.59**	**0.00**	**0**	**0.00**	**74,080.06**	**0.00**	**30,620.98**	**0.00**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	678	678	N/A	109	3	0	0	0	675
	Balance/Amount	236,751,241.10	236,751,241.10	-754,021.42	40,764.40	1,118,018.87	N/A	0.00	0.00	236,346,479.25

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.79058108	8.17322779	400.32	400.06	7.41512879	7.79777331	7.41512879	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	5.70%				5.70%

Net WAC Cap Rate: 8.55591783%

Available Funds Rate: 10.92312608%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	649	227,117,185.53	0	0.00	0	0.00	0	0.00	0.00	649	227,117,185.53
30 days	26	9,229,293.72	0	0.00	0	0.00	0	0.00	0.00	26	9,229,293.72
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	675	236,346,479.25	0	0.00	0	0.00	0	0.00	0.00	675	236,346,479.25
Current	96.15%	96.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.15%	96.10%
30 days	3.85%	3.90%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.85%	3.90%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

11. Delinquency Data

	Totals				Totals				Totals				Totals				Totals	
	Count % Count	Balance % Balance			Count % Count	Balance % Balance			Count % Count	Balance % Balance			Count % Count	Balance % Balance			Count % Count	Balance % Balance
1 Month	26	9,229,293.72	13 Months		0	0.00	25 Months		0	0.00	37 Months		0	0.00	49 Months		0	0.00
	3.85%	3.90%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
2 Months	0	0.00	14 Months		0	0.00	26 Months		0	0.00	38 Months		0	0.00	50 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
3 Months	0	0.00	15 Months		0	0.00	27 Months		0	0.00	39 Months		0	0.00	51 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
4 Months	0	0.00	16 Months		0	0.00	28 Months		0	0.00	40 Months		0	0.00	52 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
5 Months	0	0.00	17 Months		0	0.00	29 Months		0	0.00	41 Months		0	0.00	53 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
6 Months	0	0.00	18 Months		0	0.00	30 Months		0	0.00	42 Months		0	0.00	54 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
7 Months	0	0.00	19 Months		0	0.00	31 Months		0	0.00	43 Months		0	0.00	55 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
8 Months	0	0.00	20 Months		0	0.00	32 Months		0	0.00	44 Months		0	0.00	56 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
9 Months	0	0.00	21 Months		0	0.00	33 Months		0	0.00	45 Months		0	0.00	57 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
10 Months	0	0.00	22 Months		0	0.00	34 Months		0	0.00	46 Months		0	0.00	58 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
11 Months	0	0.00	23 Months		0	0.00	35 Months		0	0.00	47 Months		0	0.00	59 Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%
12 Months	0	0.00	24 Months		0	0.00	36 Months		0	0.00	48 Months		0	0.00	60+ Months		0	0.00
	0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%			0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	0.00	5,564,241.10	(586.93)	5,563,654.17	5,563,654.17

GMAC RFC

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	1,462,950.79
(2) Interest Losses	0.00
(3) Subsequent Recoveries	0.00
(4) Interest Adjustment Amount	0.00
(5) Certificate Interest Amount	1,259,945.81
(6) Net Deferred Interest Amount	0.00
(7) OC Reduction Amount	586.93
(8) Excess Cashflow Prior to OC Provisions	203,591.91

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	203,591.91
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	0.00
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	0.00
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Interest Carry Forward Amount	0.00
(7) Basis Risk Shortfall Carry-Forward Amount	0.00
(8) Relief Act Shortfall	0.00
(9) Unreimbursed Realized Losses	0.00
(10) To Class SB Certificates	203,591.91

GMAC RFC

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	211,418,000.00
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	1
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	10.71868800%
Specified Senior Enhancement Percent - Target value	26.75000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.00000000%
Senior Enhancement Delinquency Percentage - Target Value	2.86724900%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	999.00000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Beginning and Ending Interest Carryforward Amounts for all related classes equal zero.

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans, Inc. 2007-QO5
September 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	1,867,240.05
Prepayment Premium	19,996.81
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	472.59
Total Deposits	1,887,709.45

Uses of Funds	Amount
Transfer to Certificate Account	1,887,709.46
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	0.00
Derivatives Payment	0.00
Total Withdrawals	1,887,709.46

Ending Balance	0.00